



Cake Hoopla, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $50,000

Offering End Date: April 27, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Cake Hoopla, LLC

Founded: April 27, 2021

Address: 7173 SW Dartmouth St.
Tigard, OR 97223

Industry: Recreation Services

Employees: 2

Website: https://www.cakehoopla.com

Use of Funds Allocation:

If the maximum raise is met:

$47,750 (95.50%) – of the proceeds will go towards location buildout
$2,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee





Business Metrics:

	FY22
Total Assets	$58,736
Cash & Cash Equivalents	$48,356
Accounts Receivable	$0
Short-term Debt	-$480
Long-term Debt	$26,000
Revenue	$10,336
Cost of Goods Sold	$231
Taxes	$0
Net Income	-$34,008

Recognition:

Cake Hoopla, LLC has been in business since 2022 when, after practicing law for 10 years, JoJo Keating joined forces with Katie Troxel, her longtime friend and business school colleague. They mission is to make fancy cake decorating accessible, so kids and adults alike can experience the joy of creating beautiful, delicious cakes without all the mess and cleanup. Go Cake Yourself® is their motto, and with so many glowing reviews, their growth shows that the PDX area is excited about Cake Hoopla. Cake decorating is wildly popular and exploding in pop culture. TV shows like Cake Boss, Cupcake Wars, and Is It Cake? have spurred a whole new industry. The Association for Creative Industries estimates US households spend $39.7 million on edible arts annually, including cake and cookie decorating.

About:

Cake Hoopla, LLC is women-owned and based in Tigard, near Portland, OR. They make celebrating easy with no baking, only decorating, and lots of joyful memories. They offer mobile cake-decorating parties and workshops locally and DIY kits that can be shipped nationwide.

For more information, contact our Customer Support Team at support@thesmbx.com

